                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)

                    Under the Securities Exchange Act of 1934

                              ALLTRISTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020040101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO. 020040101                                     Page  2  of  12  Pages
                                                            -----  ------
------------------------                              --------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marlin Partners II, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       647,100
  NUMBER OF      ---------------------------------------------------------------
   SHARES          8   SHARED VOTING POWER
BENEFICIALLY           0
  OWNED BY       ---------------------------------------------------------------
    EACH           9   SOLE DISPOSITIVE POWER
  REPORTING            647,100
   PERSON        ---------------------------------------------------------------
    WITH          10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      647,100
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.4%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO. 020040101                                     Page  3  of  12  Pages
                                                            -----  ------
------------------------                              --------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marlin Management, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         647,100
  NUMBER OF     ----------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             0
  OWNED BY      ----------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
  REPORTING              647,100
   PERSON       ----------------------------------------------------------------
    WITH           10    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     647,100
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP NO. 020040101                                     Page  4  of  12  Pages
                                                            -----  ------
------------------------                              --------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Martin E. Franklin
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         350,000
  NUMBER OF     ----------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             647,100
  OWNED BY      ----------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
  REPORTING              350,000
   PERSON       ----------------------------------------------------------------
    WITH           10    SHARED DISPOSITIVE POWER
                         647,100
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     997,100
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                              --------------------------
CUSIP NO. 020040101                                     Page  5  of  12  Pages
                                                            -----  ------
------------------------                              --------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ian G.H. Ashken
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         170,000
  NUMBER OF     ----------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             647,100
  OWNED BY      ----------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER
  REPORTING              170,000
   PERSON       ----------------------------------------------------------------
    WITH           10    SHARED DISPOSITIVE POWER
                         647,100
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     817,100
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 10 to Schedule 13D ("Amendment No. 10") relates to the common stock, $.01 par value (the "Common Stock"), of Alltrista Corporation, a Delaware corporation and successor to an Indiana corporation of the same name (the "Company"). This Amendment No. 10 amends the Schedule 13D, as previously amended (the "Schedule 13D"), of Marlin Partners II, L.P. Capitalized terms used in this Amendment No. 10 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.

     Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     This Amendment No. 10 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Alltrista Corporation, a Delaware corporation and successor to an Indiana corporation of the same name (the "Company"). This Amendment No. 10 amends the initial statement (the "Schedule 13D") on Schedule 13D dated January 4, 2000, as amended. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

Item 2. Identity and Background.

     (a) This statement is being filed by Marlin Partners II, L.P., a Delaware limited partnership ("Marlin II"), Marlin Management, L.L.C., a limited liability company organized under the laws of Delaware ("Marlin Management"), Martin E. Franklin and Ian Ashken (collectively, the "Reporting Persons"). Marlin Management is the general Partner of Marlin II. The managing members of Marlin Management are Martin Franklin and Ian Ashken, who are also the sole executive officers and directors of Marlin Management.

     Mr. Franklin is currently a director, the Chairman and Chief Executive Officer of the Company. Mr. Franklin is a managing member of Marlin Management, the general partner of Marlin Partners II. He is currently and has been the Chairman and Chief Executive Officer of the general partner of Marlin Capital, L.P., a private investment partnership ("Marlin Capital"), and its affiliates since October 1996. Mr. Franklin was named a director of the Company effective June 25, 2001.

     Mr. Ashken is currently a director, the Vice Chairman, Chief Financial Officer, and Secretary of the Company. Mr. Ashken is also a managing member of Marlin Management. He is currently and has been the Vice-Chairman and Executive Vice President of the general partner of Marlin Capital and its affiliates since October 1996. Mr. Ashken was named a director of the Company effective June 25, 2001.

     (b) The address of the principal business and principal office of Marlin II, Marlin Management, Marlin Capital, and Messrs. Franklin and Ashken is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

     (c) The present principal business of Marlin II is that of a private investment fund, engaging in the purchase and sale of securities of the Company for its own account.

The present principal business of Marlin Management is that of a private investment management firm. The principal occupation of Mr. Franklin is serving as Chairman and Chief Executive Officer of the Company. The principal occupation of Mr. Ashken is serving as Vice Chairman, Chief Financial Officer, and Secretary of the Company.

     (d) None of the Reporting Persons, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Franklin and Ashken is a citizen of the United Kingdom and a resident of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

     On January 24, 2002, Mr. Franklin purchased 300,000 shares of Common Stock (the "Franklin Shares") for $3,285,000 upon the exercise of stock options granted by the Company on September 24, 2001 under the Company's 2001 Stock Option Plan. To fund the purchase of the Franklin Shares, Mr. Franklin borrowed $3,282,000 from the Company pursuant to the Company's 2002 Executive Loan Program. The loan is evidenced by a promissory note (the "Franklin Note") which is described below. All applicable income taxes arising in connection with the exercise of the stock options are being paid by Mr. Franklin.

     On January 24, 2002, Mr. Ashken purchased 150,000 shares of Common Stock (the "Ashken Shares") for $1,642,500 upon the exercise of stock options granted by the Company on September 24, 2001 under the Company's 2001 Stock Option Plan. To fund the purchase of the Ashken Shares, Mr. Ashken borrowed $1,641,000 from the Company pursuant to the Company's 2002 Executive Loan Program. The loan is evidenced by a promissory note (the "Ashken Note") which is described below. All applicable income taxes arising in connection with the exercise of the stock options are being paid by Mr. Ashken.

     The Franklin Note and the Ashken Note (collectively, the "Notes") bear interest at the rate of 4.125% per annum. The Notes mature on the earlier of (the "Payment Date") (i) January 23, 2007, or (ii) 90 days after the date that the borrower under his respective Note (the "Payor") ceases to be employed by the Company or its present or future subsidiaries for any reason other than age, disability, death, or termination by the Company without cause. However, in the event that prior to the Payment Date, Messrs. Franklin and Ashken assign, pledge, hypothecate, or otherwise transfer (collectively, a "Transfer") any Franklin Shares or Ashken Shares, respectively, such Payor is required to repay the outstanding amount under their Note within four business days following such Transfer, which is derived by multiplying (x) the number of such shares Transferred, by

(y) $10.94. The Notes also provide that the principal and interest under such Note may be repaid by the Payor, at Payor's sole and absolute discretion, either
(i) in United States of America dollars, (ii) with shares of Common Stock valued at the fair market value on the date that such shares of Common Stock are delivered to the Payor in repayment of the Note, or (iii) any combination of (i) and (ii) above, at Payor's sole and absolute discretion.

     The foregoing is a summary of the material provisions of the Notes, copies of which are filed as Exhibits B and C hereto and are incorporated herein by reference.

     The funds for the purchase of 26,300 shares of Common Stock on October 22, 2001 were furnished from investment capital of Marlin II.

Item 4. Interest in Securities of the Issuer.

     Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

     Under the terms of the Company's 2001 Stock Incentive Plan (the "2001 Plan"), on September 24, 2001, Mr. Franklin was granted options with respect to 300,000 shares of Common Stock and Mr. Ashken was granted options with respect to 150,000 shares of Common Stock. The per-share exercise price of the options granted was $10.95 which represented the fair market value of the shares of Common Stock. The options were granted subject to shareholder approval, which was obtained at the shareholder meeting of the Company held on November 8, 2001. The options granted to Messrs. Franklin and Ashken were to become exercisable on the earlier of (i) the first date after the grant date on which the fair market value equals or exceeds seventeen dollars ($17.00) or (ii) the seventh anniversary of the date of grant. As of January 23, 2002, the fair market value of the Company's common stock exceeded $17 per share and, as such, all of Mr. Franklin's and Mr. Ashken's options with respect to 300,000 and 150,000 shares of Common Stock, respectively, vested and became exercisable as of January 24, 2002. On January 24, 2000, each of Messrs. Franklin and Ashken exercised their respective options in full and purchased 300,000 and 150,000 shares of Common Stock, respectively. See Item 3 above for further information relating to the purchase of such shares of Common Stock.

     On October 22, 2001, Marlin II purchased 26,300 shares of Common Stock on the open market for an aggregate purchase price of approximately $354,366, or $13.475 per share.

     On January 1, 2002, Mr. Franklin was awarded 50,000 restricted shares of Common Stock under a Company stock plan. The restrictions on the Common Stock shall lapse upon the earlier of (i) the date that the stock price of the Common Stock equals or exceeds twenty-five dollars ($25.00) or (ii) the date there is a change of control (as defined in Section 2.01 of the Plan) of the Company. Mr. Franklin currently has the right to vote such restricted shares.

     On January 1, 2002, Mr. Ashken was awarded 20,000 restricted shares of Common Stock under a Company stock plan. The restrictions on the Common Stock shall lapse upon the earlier of (i) the date that the stock price of the Common Stock equals or exceeds twenty-five dollars ($25.00) or (ii) the date there is a change of control

(as defined in Section 2.01 of the Plan) of the Company. Mr. Ashken currently has the right to vote such restricted shares.

     Each of the Reporting Persons currently intends to hold the shares of Common Stock for investment purposes only.

     The Reporting Persons do not currently have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

     Marlin II is the owner of 647,100 shares of Common Stock. Marlin Management, the General Partner of Marlin II, may be deemed to be the beneficial owner of such shares of Common Stock that are owned by Marlin II. Marlin II and Marlin Management have sole voting and dispositive power with respect to all of such 647,100 shares of the Common Stock. The 647,100 shares of Common Stock that are owned by Marlin II constitute approximately 9.4% of the outstanding shares of the Common Stock of the Company.

     Mr. Franklin has sole voting and dispositive power with respect to 350,000 shares of Common Stock. The 350,000 shares of Common Stock directly held by Martin Franklin constitute approximately 5.1% of the outstanding shares of Common Stock of the Company. In addition, Mr. Franklin may be deemed to be the beneficial owner of 647,100 shares of Common Stock that are owned by Marlin II and to share voting and dispositive power with respect to such 647,100 shares of Common Stock. Mr. Franklin disclaims beneficial ownership with respect to such 647,100 shares of Common Stock and the 170,000 shares held by M. Ashken, in each case for purposes of Section 13(d) of the Exchange Act or for any other purpose. The 997,100 shares of Common Stock collectively beneficially owned by Marlin II, Marlin Management and Mr. Franklin constitute approximately 14.4% of the outstanding shares of Common Stock of the Company.

     Mr. Ashken has sole voting and dispositive power with respect to 170,000 shares of Common Stock. The 170,000 shares of Common Stock directly held by Ian Ashken constitute approximately 2.5% of the outstanding shares of Common Stock of the Company. In addition, Mr. Ashken may be deemed to be the beneficial owner of 647,100 shares of Common Stock that are owned by Marlin II and to share voting and dispositive power with respect to such 647,100 shares of Common Stock and the 350,000 shares held by Mr. Franklin, in each case for purposes of
Section 13(d) of the Exchange Act or for any other purpose. Mr. Ashken disclaims beneficial ownership with respect to such 647,100 shares of Common Stock. The 817,100 shares of Common Stock collectively beneficially owned by Marlin II, Marlin Management and Mr. Ashken constitutes approximately 11.8% of the outstanding shares of Common Stock of the Company.

     The foregoing percentage calculations are based on 6,912,136 shares of Common Stock, which includes (i) 6,392,136 shares of Common Stock reported by the Company issued and outstanding as of October 28, 2001 in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2001 and (ii) the issuance of an additional 520,000 shares to Reporting Persons upon the exercise of stock options and awards of restricted stock grants as reported herein.

     Except as provided herein, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

Item 6.

     Item 6 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

     See Item 3 above for a description of the Notes. The terms and conditions of the Notes are incorporated herein by reference to Exhibits B and C filed with this Amendment No. 10.

Item 7. Material to be Filed as Exhibits.

Exhibit A        Joint Filing Agreement, dated February 11, 2002, among Marlin
                 Partners II, L.P., Marlin Management, L.L.C., Martin E.
                 Franklin, and Ian G.H. Ashken

Exhibit B        Note, dated January 24, 2002, made by Martin Franklin to
                 Alltrista Corporation

Exhibit C        Note, dated January 24, 2002, made by Ian Ashken to Alltrista
                 Corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002.


                                          MARLIN PARTNERS II, L.P.

                                          By: Marlin Management, L.L.C.,
                                              its General Partner

                                          By: /s/ Martin E. Franklin
                                             ---------------------------------
                                             Name:  Martin E. Franklin
                                             Title: Managing Member

                                          /s/ Martin E. Franklin
                                          ------------------------------------
                                          Martin E. Franklin

                                          /s/ Ian G.H. Ashken
                                          ------------------------------------
                                          Ian G.H. Ashken


                                          Marlin Management, L.L.C.

                                          By: /s/ Martin E. Franklin
                                             ---------------------------------
                                             Name:  Martin E. Franklin
                                             Title: Managing Member

                                  EXHIBIT INDEX
                                  -------------

Exhibit A        Joint Filing Agreement, dated February 11, 2002, among Marlin
                 Partners II, L.P., Marlin Management, L.L.C., Martin E.
                 Franklin, and Ian G.H. Ashken

Exhibit B        Note, dated January 24, 2002, made by Martin Franklin to
                 Alltrista Corporation

Exhibit C        Note, dated January 24, 2002, made by Ian Ashken to Alltrista
                 Corporation.